United States Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

For the fiscal year ended December 31, 2004 and 2003

Commission File Number 333-51854-99

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kansas City Southern 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kansas City Southern

427 West 12th Street
Kansas City, Missouri 64105-1804

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003	3

Notes to Financial Statements	4

Supplemental Schedule*

1 Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2004	10

Signature	11

*	Other schedules required by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator
Kansas City Southern 401(k) and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
May 27, 2005

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:

Plan interest held in Kansas City Southern Master Trust, at fair and contract value:
Cash and temporary investments	$226,268	306,389
Common collective trust	9,595,045	10,212,426
Kansas City Southern common stock	5,431,651	4,420,224
Janus Capital Group common stock	16,587	16,212
Mutual funds	23,359,457	19,161,476

Total plan interest in Kansas City Southern Master Trust	38,629,008	34,116,727
Investment trades receivable	—	12,478

Total assets	38,629,008	34,129,205

Liabilities:
Accrued liabilities	5,016	2,253
Investment trades payable	—	197,443

Total liabilities	5,016	199,696

Net assets available for benefits	$38,623,992	33,929,509

See accompanying notes to financial statements.

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Plan interest in Kansas City Southern Master Trust investment income:
Interest and dividends	$850,427	656,861
Net appreciation in fair value of investments	3,262,046	4,762,932

Total plan interest in Kansas City Southern Master Trust investment income	4,112,473	5,419,793

Contributions:
Participant	1,559,737	1,438,990
Company	1,071,652	1,093,725
Rollovers	39,383	111,373

Total contributions	2,670,772	2,644,088
Benefits paid to participants	(2,088,762)	(4,431,516)

Increase in net assets available for benefits	4,694,483	3,632,365

Net assets available for benefits:
Beginning of year	33,929,509	30,297,144

End of year	$38,623,992	33,929,509

See accompanying notes to financial statements.

KANSAS CITY SOUTHERN
401(K) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

(a)	General

The Plan is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description of the Kansas City Southern 401(k) and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(b)	Eligibility

All employees of Kansas City Southern (KCS) or any other affiliated employer who, with written consent of KCS, adopts the Plan (collectively, the Company), that are not included in a unit of employees covered by a collective bargaining agreement, are eligible to participate in the Plan beginning on the first day of each calendar quarter coincident with or immediately following the first day of employment.

(c)	Contributions

Participants may contribute a portion of their annual eligible compensation, as defined in the Plan, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC).

The Company will contribute for each participant a matching contribution equal to 100% of each participant’s contribution up to 5% of the participant’s eligible compensation.

The Company may make discretionary profit sharing contributions to participants who have completed a minimum of 1,000 hours of service; however, there were no such contributions made during 2004 or 2003.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and an allocation of Plan earnings. Allocations are based on account balances, as defined in the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(e)	Vesting

Participants are always fully vested in their own contributions plus actual earnings thereon.

KANSAS CITY SOUTHERN
401(K) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Company contributions vest according to the following schedule:

Percent
Years of service	vested
2	20
3	40
4	60
5 or more	100

In the event of termination of the Plan or upon a change of control of the Company (as defined by the Plan agreement), all participants shall become fully vested.

(f)	Investment Options

Upon enrollment in the Plan, participants may direct their contributions and any Company matching contributions into any of the various funds offered by the Plan.

Participants should refer to the respective prospectuses for a description of the investment objective of each fund.

(g)	Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distribution at age 59 1/2.

Distributions are made on a quarterly basis throughout the Plan year. Balances not exceeding $5,000 will be paid as soon as administratively practicable following the participant’s separation from services, but in no event later than the 60th day following the close of the Plan year. Balances exceeding $5,000 will be paid upon the distribution date elected by the participant, but no later than the 60th day following the close of the Plan year in which the participant attains the age of 70 1/2.

(h)	Plan Termination

Although it has expressed no intention to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon termination of the Plan, the participants shall become fully vested in their employer contributions.

(i)	Plan Expenses

Substantially all expenses of the Plan are paid by the Company.

KANSAS CITY SOUTHERN
401(K) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Plan’s financial statements are presented on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets. Benefit payments to participants are recorded when paid.

(b)	Investments in Kansas City Southern Master Trust

The fair value of marketable securities is based upon quotations from national securities exchanges; where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed).

The assets held in the common collective trust (Invesco Stable Value Fund) are valued at contract value, which approximates fair value, as determined by the AMVESCAP National Trust Company.

(c)	Forfeitures

Nonvested amounts forfeited by employees are allocated to the other participants as a part of and in the same manner as the Company contribution for the Plan year in which the forfeiture occurs. Allocated forfeitures were $51,607 and $3,148 for the Plan years ended December 31, 2004 and 2003, respectively.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes in net assets available for benefits. Actual results could differ from those estimates.

(3)	Assets Held in Kansas City Southern Master Trust

All assets of the Plan are held in the Kansas City Southern Master Trust (Master Trust) and are specifically allocated to each individual plan by participant. Plan assets and changes in plan assets held in trust have been reported by the trustee based on the fair and contract value of the investments.

KANSAS CITY SOUTHERN
401(K) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The net assets of the Master Trust available for all participating plans at December 31 are as follows:

	2004	2003
Cash and temporary investments held in Master Trust	$226,268	306,389
Investments held in Master Trust, at fair and contract value:
Common collective trust	12,627,557	12,633,616
Kansas City Southern common stock	20,082,239	16,915,702
Janus Capital Group common stock	17,791,503	20,504,510
Mutual funds	33,618,402	27,656,101

Total investments	84,345,969	78,016,318

Investment trades receivable	—	566,230

Total assets	84,345,969	78,582,548
Accrued liabilities	5,016	2,253
Investment trades payable	—	197,443

Total liabilities	5,016	199,696

Net assets available for benefits	$84,340,953	78,382,852

KANSAS CITY SOUTHERN
401(K) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

     The changes in net assets of the Master Trust for the years ended December 31 are as follows:

	2004	2003
Interest and dividends	1,187,613	874,282
Net appreciation in fair value of investments:
Kanas City Southern Common Stock	3,901,302	2,743,079
Janus Capital Group common stock	244,908	4,947,270
Mutual funds	3,107,691	5,478,648

Total net appreciation	7,253,901	13,168,997
Total investment income	8,441,514	14,043,279

Contributions:
Participant	$1,559,737	1,438,990
Company	1,071,652	1,093,725
Rollover	39,383	111,373

Benefits paid	(5,154,185)	(7,332,923)

Increase in net assets available for benefits	5,958,101	9,354,444

Net assets available for benefits:
Beginning of year	78,382,852	69,028,408

End of year	$84,340,953	78,382,852

(4)	Investments

Investments of the Master Trust allocated to the Plan, which exceed 5% of the net assets available for benefits at December 31, 2004 and 2003, were as follows:

	2004	2003
Janus Fund	$—	1,988,472
Invesco Stable Value Fund	9,595,045	10,212,426
MFS Value Fund	2,060,244	1,737,869
Kansas City Southern common stock	5,431,651	4,420,224
EuroPacific Growth	2,132,498	1,661,508
Franklin Balance Sheet Investment Fund — Class A	2,151,955	1,674,783
Growth Fund of America	2,256,023	1,806,632
PIMCO Total Return Administrative Shares	2,800,045	2,441,845
Washington Mutual Investors	2,979,782	2,550,453
Other	9,221,765	5,622,515

Total	$38,629,008	34,116,727

KANSAS CITY SOUTHERN
401(K) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(5)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(6)	Income Tax Status

The Kansas City Southern 401(k) Plan and Profit Sharing Plan received a favorable determination letter from the Internal Revenue Service, dated August 27, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code. The determination letter is applicable for amendments executed through April 29, 2003, with the exclusion of the amendment and restatement of the Plan effective April 1, 2002 and executed May 30, 2002.

The plan administrator believes the Plan is currently designated and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is included in these financials.

Schedule 1

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

		Fair
Identity	Description	value
*Plan interest in Investments held in master trust	Kansas City Southern Master Trust	$38,629,008

Total investments		$38,629,008

*	Party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Southern 401(k) and Profit Sharing Plan
June 27, 2005	By:	/s/ Eric B. Freestone
	Name:	Eric B. Freestone
	Title:	Vice President Human Resources